UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated September 5, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: September 5, 2007	By: /s/ David Hottman David Hottman, Chairman

News Release TSX-V: PDO 07-21 September 5, 2007

PORTAL APPOINTS NEW VP EXPLORATION

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the appointment of Alex Boronowski, PGeo., as Vice President Exploration effective as of September 1st, 2007. Alex graduated from the University of British Columbia in 1970 with a B.Sc. in geology. Alex’s career spans over 30 years. In this time he has held staff and management positions in exploration as well as operating mines.  His domestic and international experience includes working for major mining companies, as well as North America and international junior companies, pursuing a variety of commodities including base and precious metals.

Alex’s association with the Portal team stems from his time as Manager, Business Development for Eldorado Gold Corporation.  More recently, working together with Gary Nordin, the two identified and conducted the initial development of two industrial mineral deposits, which are being developed by Polaris Minerals Corporation.

Mr. Gary Nordin will remain a major shareholder and Director of Portal.  In these roles Portal will continue to take full advantage of his extensive knowledge, experience and proven abilities as a mine finder.

“I am pleased to have Alex join our Portal team. In his new position as VP Exploration, he will enhance Portal’s ability to both manage its excellent portfolio of high potential exploration projects in North and South America, as well as identify and assess new opportunities”, states Bruce Winfield, Portal’s President and CEO.

Portal Resources Ltd. was founded in 2004 and is a natural resource company, based in Vancouver and focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the U.S.A. The company currently controls over 1,200 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.